Filed by CSR plc Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Zoran Corporation

Commission File No: 000-27246

CSR plc

CSR Merger with Zoran

Joep van Beurden

Chief Executive Officer

Well, good morning everybody. Welcome to the CSR/Zoran merger presentation. My name is Joep van Beurden, CEO of CSR, and it’s my pleasure to introduce to you Dr. Levy Gerzberg, Co-founder, President and CEO of Zoran. Also with me are Will Gardiner, our CFO and Cynthia Alers, our Investor Relations Director.

So I was here just over a week ago talking about Q4 results. We talked about the progress we made on our catalysts for growth and our key focus on execution excellence. None of that has changed, but today the topic is different. We are here to announce an exciting merger with a strong strategic fit with CSR and compelling financials.

Our agenda this morning; first, I will give an overview of the deal. Then I will invite Levy to introduce Zoran, the strategic rationale of the transaction and then Will, will walk you through the financial impact. I will then summarise and there is time for Q&A.

Levy and I will be making forward-looking statements. Actual results may differ for various reasons such as listed on this slide.

Now let’s start with giving you the highlights of the transaction. The transaction strengthens CSR’s core business by adding world class imaging and video capabilities to our connectivity, location and audio technologies.

It unlocks multiple new growth opportunities within the global consumer market such as Internet enabled, location aware cameras and home entertainment products.

It provides a step change in CSR’s total scale and addressable market and it’s financially compelling. We expect strong double-digit accretion for 2012 and we also expect to deliver cost synergies of $50m on an annualised run rate by the end of 2011.

CSR Merger with Zoran	CSR plc

So next let’s talk about the transaction itself. Zoran is to merge into CSR in an all share deal. Zoran’s shareholders will receive 1.85 CSR shares in the form of American Depositary Receipts for each ordinary Zoran share. This is roughly equivalent to 65%/35% ownership split and based on Friday’s CSR close price of £4.34. This implies an offer price of just over $13 per share. Represents an equity value of $679m and an enterprise value of $419m. We intend to return $240m to our shareholders via an on market buyback programme.

The equivalent financial impact on the enlarged company will be as if the deal was structured as a 35% cash/65% stock consideration.

There will be no change to CSR’s Chairman, CEO or CFO and Levy Gerzberg, Co-founder and CEO of Zoran will join the CSR Board.

In addition, Zoran will propose one other Non Executive Director between now and closing.

We expect to complete the transaction in the second quarter of 2011 and is subject to CSR and Zoran’s shareholders and regulatory approvals and other customary closing conditions.

Before I will discuss the strategic rationale of the merger, I would like to invite Levy to introduce Zoran. Levy has founded Zoran in 1981 and has been its CEO for the past 25 years. Zoran went public in 1995, almost 16 years ago, and over the past month, Levy and I have had intense contact and have concluded that combining Zoran and CSR is the classic example of the sum being much more than its parts.

Levy.

Levy Gerzberg

Chief Executive Officer of Zoran

Thank you Joep. Thank you. Good morning ladies and gentlemen. It is really exciting for me to be here today. This is a day that I think is probably one of the most important days in the history of the two companies; certainly the history of Zoran. I would like to tell you a little bit about Zoran. I believe that some of you are not familiar with the company and give you a little bit of background and where we are going and why we are so excited about what we are doing.

So Zoran, for those of you who are not familiar with this name, it’s the oldest name for the element silicon. Zoran means silicon. It happens to be in Hebrew, but it also means outstanding in Chinese, so this is why we are focusing on the China market in some segments.

So Zoran was founded almost three decades ago and in the last two decades, we are providing solutions on a chip, or systems on a chip. We provide platforms in silicon with a lot of software that is provided with that and during the years we were pioneers in several areas and we became the leader in the segment that we are focusing on, specifically in digital video, imaging, also digital audio, but in particular video. One of the known applications where Zoran is really the leader in the market is digital cameras. I am sure that we have a chip and software in some of the cameras that you have. We are a number one provider. This is a major semiconductor provider in the market with a large market share.

We are also providing solutions for digital video cameras. This is one of the cameras. Some of you have seen it. It is now available in Europe. This is called the famous Flip. It’s a flip video. You can record two hours of high definition video full resolution. You push a button. This USB connector

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jumps out and you can plug it into your PC and you can imagine that in the future, if we will have wireless connectivity, you can imagine what we can do with such a fascinating product. Now we have a great partner to do things like this.

So this is a high definition video. There are many cameras like this on the market right now. We are in many of them. There are other cameras like Nikon cameras, in Sony and Olympus and Fuji and Samsung and so on. These are the point and shoot. They are also video very advanced optics which we enhance mathematically.

So we are in digital cameras. We are in printing. We are leading provider for the software in enterprise printers. So when you come to your office every day, if you print through those large printers or copier scanners. through those machines, most likely you are using a Zoran software to do this. We also provide accessories for printers.

Another area that we are excited about is digital television. The digital television is now creating the new environment in our living room and we became the leader of the digital TV SOC in the US in the last several years. We were the number one provider of the digital solutions, the SOC, inside the TV and now we move to a higher type of solution, higher end of solution, which we believe will be very high volume. It’s in the connected TVs. So all the future TVs are going to be connected to your Internet and we have a platform. It’s all in a chip with many types of software running on it, including all kinds of new applications, software applications, and you can run DivX and Netflix, Vudu and CinemaNow and applications like this where you can download content off the Internet and of course, it enables you to do other things on the Internet. We can run applications that are based on Android and all kinds of other platforms.

So we are in digital cameras, in video, in printing, in digital TV all related to consumer markets where we’ve been operating for the last two decades.

We are headquartered in the Silicon Valley in Sunnyvale. We have about 1,500 employees in 10 countries. These are Engineers who design the chips for the specialist software and applications and support our customers to design those systems. This is the only way you can become a leader in the segments that we are focusing on.

The products that we are in today cover the spectrum that I mentioned to you – TV, cameras and so on. We also have solutions in DVD and in set top boxes. But the real focus is the camera, the TVs, the printers and new solutions and tuners in set top boxes.

As some of you are aware of, and this was published in the press release that came out this morning, in 2010 our pro-forma revenues were $441m. We have a nice gross margin of over 50% and for an SOC company this is a good gross margin. We can enhance the gross margin because we provide software with our silicon.

We are a fabless company and this business is becoming more and more application and software business but we need to dominate the platform and that’s what we do in our segments.

We have a strong cash position of over $260m and this is as of the end of last year.

As I mentioned earlier, in the consumer electronics market that we serve, almost every manufacturer in this market is using a solution from Zoran whether it’s the silicon and software, or the silicon, software and applications. Companies like Sony and Samsung to whom we provide the solutions for different areas, or Kodak in printers and cameras and Cisco in set top boxes and in a camera like this. This camera is now being manufactured and marketed by Cisco.

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Why is Cisco interested in cameras? Because it turns out that the personal content of video is starting to consume more capacity than the content that is really broadcasted by the broadcasters. So everyone in this domain is interested in being inside those gadgets, those products that produce the content. So then you transmit it to your TV, or you connect it to your TV, you store it or to set top boxes, you can upload it and share it.

Other companies, of course Toshiba and Sharp and Ricoh and Sanyo, the list is very large. This is just a sample.

Now why we were able to gain number one position in the markets that we are in? Because we differentiate by integrating discipline. So we have mathematicians, for example, enhancing the optics in cameras like this. The same technology can be used in cellphones. So we were the first in the world to enable the quality of very high optics in very low cost plastic lenses and this is what we are doing, for example, in television. We have all kinds of technologies. For example, in TV, we develop technology which we call the upscale. You know when you download YouTube content to your HD television it will be very noisy. You will see all the defects. So we show the consumer electronics new technology where we mathematically make this content look like high definition and without this kind of technology, the consumers will not be happy with the quality. So this is just one example. It’s called video upscale Frame Rate.

In the camera we have world class, probably one of the best, capture. We can capture video and pictures almost in the dark. A new application will be in televisions a combination of TV and cameras. For example, Skype TV. You will have a camera in the frame of the TV and when Grandma calls you, calls the grand kids and she wants to talk to them but it’s dark in the room, you need this camera technology to enhance the quality and you want to be able to track the children that are moving and we do all of it with these kind of algorithms.

We showed in Las Vegas, CDS, we showed the new technology of converting 2D to 3D. One of the problems in the 3D market is that there is no content, so we showed how you take your regular DVD movie and we mathematically convert it to look like 3D. You can do the same thing now in cameras.

So these are some examples. We also have new technology which is a result of an acquisition we made late last year, a silicon tuner. So now in the TV we have the tuner, we have the demodulator, we have the back end that handles the video, the audio, the display all integrated in the same package. So this is just one example.

Also now we showed in Barcelona in 3GSM we showed new mobile printing technology.

So all of these technologies are very exciting. We see the markets really growing. The synergy between them is very important and connectivity is key for being able to leverage the synergies. So you can envision that you come home from the day, you push a button, your cellphone will talk to your TV, you will see pictures there. You will send them, or camera will talk to your cellphone and it will broadcast pictures to the cellphone and so on, so this is one of the reasons why we’re so excited about working with CSR, one of the leaders in the world in connectivity.

So this is the summary and if you want to know more about Zoran we will happy to answer questions later. Thank you.

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Joep van Beurden

Chief Executive Officer

Thank you Levy. So this morning we announced the merger of CSR with Zoran. CSR is strong in connectivity, location and audio and Zoran is strong, as Levy just described, in imaging and video. By merging the two we are creating a global leader in integrated platforms for current and next generation multimedia devices.

Now why is that important? You’ve seen this picture before. We live our lives in four spaces. We’re at home, we’re in the office, we’re in our car or we’re in our personal space. These spaces are dominated by four screens – the TV, the phone, the in-dash display and the PC.

So wherever we are, at home, in the office, in our cars, in our personal space, whatever we do, connectivity, location, audio, video play a key role. Consumer electronic products such as TVs, handsets, music players, navigation devices, PCs, printers, gaming, all these devices become increasingly connected and full of media-rich features. So think about video conferencing from your PC, the ability to stream images from your camera to your tablet. Think about connect TVs. Think about infotainment in cars.

Zoran’s market leading imaging and video capabilities combined with our own connectivity, audio and location, make this a very exciting opportunity because it allows us to combine the technologies of the two businesses and make the most of the market opportunity.

Now let me give you a few specific examples. Zoran is the market leader in merchant camera chips. Now Levy just showed you a couple of products where they’re in. CSR has made great inroads in this segment in 2010 with the SiIRFstar VE for geotagging.

Now, imagine you’re in Paris and you’re taking a picture of the Eifel Tower, the GPS chip will pinpoint exactly where you are, so later on you can search for this picture based on where you were at the time if you are on a holiday trip.

You can use WiFi to connect to the Internet. You can do two things with that. One, you can go online and look up the things you want to know about the Eifel Tower, or you can actually download or offload the picture to the clouds for storage so that if you lose your camera, you still have that picture available.

Now this is all happening today. Connected location aware cameras are stuff that we’re working on as we speak.

Think about connected TVs. Now Zoran’s platform is at the heart of these TVs. What can we bring to the ecosystem? WiFi, you can connect your TV to the Internet. You can use that for EPG (Electronic Programme Guides). You can also use it to download content and watch it.

You have Bluetooth low energy, for instance, for your 3D imaging glasses. You have Bluetooth low energy for your remote control and then there is Bluetooth to link with the 5.1 surround sound audio system. So all tangible opportunities in the near term.

A little further down the road we see opportunity everywhere, so how about deploying imaging technology such as video stabilisation to enhance cool applications such as Facetime? So let me show you a demo video. When you walk around with a video camera such as the one that Levy just showed you typically move it about. Zoran has algorithms that real time stabilise your image. So on the left-hand side you see how the picture was taken and on the right-hand side you see the result

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and this, by the way, is done real time. So it’s not done after the fact. It is done as you video, while you video it. So you can easily understand the application of this type of technology in all sorts of devices.

We see countless other opportunities for these types of differentiators in all of the products we’re currently in.

A result of this is that the market for the products and for the technologies we’re talking about – location, audio, video and imaging – is expected to grow very rapidly.

As we all know, connectivity and location grow with around 70% for the next four years and it’s the same story for imaging and video. From about $2.3b in 2010 to $4.4b in 2014, a growth rate of around 18% and if you combine the two, it means that CSR’s TAM will grow from $6.9b in 2010 to $13.1b in 2014, an average growth rate of around 17% per year. In this market, we will have a significant footprint.

And footprint does matter. By merging the companies, we are creating one of the 10 largest fabless semiconductor companies in the world and that has significant advantages. It increases our purchasing power, it expands combined revenues against product divisions, it makes us more relevant to key customers and it broadens our portfolio in terms of both end markets and customers.

And it’s not just scale that we create. We are creating a market leader in multiple key segments. Wireless headsets, camera system chips, automotive, Bluetooth and GPS, around 80% of the combined company’s revenue is based on a number one or number two position and this provides us with a solid base to grow from.

The merger also continues the diversification of our company. We started this diversification in terms of technologies and markets a few years ago from a pure Bluetooth company in 2008 to connectivity, location, imaging, audio and video in 2011 and with that I hand over to Will who will talk about the financial impact of the deal.

Will Gardiner

Chief Financial Officer

Thank you Joep. Good morning everyone. So we believe that this transaction is financially compelling for our shareholders. We’re merging with a global leader in imaging and video technologies who fits very well into our strategy. Zoran has compelling technology, strong customer relationships and leading market positions in multiple sectors. We’re paying less than one times enterprise value to sales, significantly below the market multiples for peers in this area, especially those with Zoran’s high quality gross margins.

We recognise that the company has been loss making and Zoran’s management team is implementing a plan to return the company to profitability and we intend to build on that to deliver strong double-digit accretion in 2012.

As Joep described, we have structured the transaction as an all share transaction along with a cash buyback of $240m. Let me provide a little colour on why we’ve done that.

First and most importantly, Zoran’s Board felt very strongly that they wanted to allow their shareholders to participate in the upside that the combined company should enjoy. In addition, an all share transaction offers tax and structuring benefits. However, an all share transaction does not create the optimal capital structure for the company and therefore, we decided to implement the buyback.

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Effectively, this should result in a transaction that emulates a 65% stock/35% cash transaction in terms of the resulting balance sheet as well as the accretion for the company in 2012. Now obviously those numbers will vary somewhat depending at the price at which we buy the stock back.

So returning to the compelling nature of the transaction, all told, with the $50m worth of synergies and the buyback, we expect the transaction to deliver strong double-digit accretion 2012 and I should say as a final note, that even if we were not going to implement the buyback programme, we would expect the deal to be accretive.

Going forward, the transaction enhances the financial profile of the combined company. As Joep has already mentioned, we are increasing our growth opportunity by accessing adjacent markets that are growing at 18% a year. We are adding a portfolio of businesses with strong gross margins. Overall, about 50%, helping us ultimately raise our high 40%s gross margin target, so ultimately because that will be over time, I’m not doing that now.

The increase in our scale will bring real benefits, better negotiating and leverage with suppliers, a strong IP portfolio across several extremely important technologies. It increasingly diversifies our revenue base by technology and by end market and post the buyback, we will still have a strong balance sheet with total pro forma cash of $461m and the combined company will not have any debt.

Now gross margin is one of our key financial metrics as it measures differentiation as well as long-term sustainability and Zoran has a strong gross margin profile that has recently been improving. As in our case, their margins do tend to vary by division with cameras, Microtune and printers having stronger gross margins than corporate average and home entertainment being lower.

Now finally, one of our strategic objectives has been to continue diversifying our business both by technology, as Joep has described already, and also by end market.

In addition to the diversification by technology that Joep pointed out, it will also bring significant diversification by end market, as I’ve shown here.

It’s important to point out that we are achieving this diversification and adding scale without sacrificing strategic logic or strong market positions. Again, as we’ve mentioned already, the combined company will have 80% of its revenue in segments where we have a number one or number two market position.

Secondly, there are clear adjacencies between Zoran and the CSR segments, i.e. we are expanding our footprint into areas that we already know through our own business.

And finally, we’re not reducing our focus on our core business where we have a clear plan for maintaining our leadership position in audio, consumer and automotive and regaining our position in smartphones.

And with that I will turn it back over to Joep.

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Joep van Beurden

Chief Executive Officer

Thank you Will. So in summary, as I mentioned in my introduction, Will and me were here in the city announcing the Q4 results not that long ago. Before I summarise the deal I want to reiterate what we said then.

We have a keen focus on our catalysts for growth in all of our three businesses and our focus on execution excellence delivering all 16 programmes in active development, including our 40 nanometre Bluetooth WiFi combo chip will continue on uninterrupted.

As to the Zoran transaction, we view this merger as compelling on both a strategic and financial level. It has the potential to unlock significant value for both sets of shareholders. It positions us strongly in the fast growing market for location connectivity imaging, audio and video.

And with that, I would like to open it up for questions. Francois

Question and Answer Session

Francois Meunier – Morgan Stanley

Yes thank you. It’s Francois from Morgan Stanley. Several questions actually. In terms of strategy for this deal, is it more about adding wireless functions, so Bluetooth and WiFi, to consumer electronic devices that Zoran is supplying chips or is it more about adding functions like Dr. Levy was basically describing which looks like application processors (I know you don’t want to use the word, but a bit like application processors) to what you are doing at the moment? That would be my first question.

Second question is about the foundries or foundry that Zoran use at the moment. Is there any synergies there?

And also about the synergies, we all remember that in terms of cost saving you did extremely well and extremely quickly with SiRF. Is it going to be the case as well with this one like basically in the space of three months you’re getting close to the $50m you are announcing this morning? Thank you.

Joep van Beurden

Okay, so thank you for that Francois. On the strategy, the recipe is both. What you see is that in every market, and this is why we started discussing with Zoran a while ago about potential opportunities for co-operation, we basically discovered that in all the markets where Zoran was active, the benefits of connectivity would be excellent and vice versa. So all the markets we were strong in they were looking for imaging and video technology, so that’s clearly on both sides of the coin.

Foundry wise, we both use TSMC to a large extent, so that is clearly advantageous.

And on the cost savings, so we said we expect to deliver $50m of synergies by the end of 2011.

Francois Meunier

So is it like a straight line, or is it like … because like SiRF it was really like…

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Will Gardiner

I think we said we were quite explicit in SiRF by saying we would do it within 60 days and here we’re saying by the end of the year.

Maybe I should follow up on this question about app processors. I would say clearly where Zoran has platforms we would intend to utilise those and leverage off those where we already platforms as well. Do not interpret this as saying we’re going to then therefore move and create new platforms in a handset or a tablet etc.

From The Floor

Hi. I will ask a question of Dr. Gerzberg. A quick question on your business itself, can we talk a little bit about what you’ve been doing in terms of restructuring Zoran itself to turnaround the digital TV business? We in Europe are not so familiar with what happened last year, so what customer base you have there and how you expect that business to turnaround by the third quarter of this year? And I have one follow up.

Levy Gerzberg

Okay. Thank you. I will start with the second question and go to the first and the third one. What happened last year, or actually in 2009/2010 Zoran became the leader in the used market in DTV. We’ve been a leader in digital cameras and printers for quite some time and in DTV that was the target. We became a leader. We worked with ODMs in Taiwan, in China who are providers of solutions to the brand names and we really gained a fantastic position in the US.

What happened, due to the economic situation in the US, the TV market was slow and actually the reason we became number one in the US is because the sweet spot was the mid-sized televisions like 32 inch and so on and that market became saturated. So our strategy was to copy what we have done in the US and move to Europe and other countries. Europe was the next target. But what happened, you know what happened in Europe last year and newcomers into Europe, many of our customers, Japanese in particular, were unable to penetrate into Europe, so we decided to change the strategy and to move a notch higher.

We continued to serve the mid to low end, but now with a notch higher with new tubes, new SOCs we are suddenly servicing the connected TVs. This is really the hot area right now. You can have much higher margin. Also an opportunity to have more revenues from software. So that’s the change.

What else are we doing about the cost structure? We looked at areas where we can enhance the efficiency. We have invested critical mass in this market in applications and in support. In Taiwan, in China and Japan we have that, but we looked at areas where we can enhance the cost. So we looked at the market segments that we were in.

One area that we concluded that we should phase out of and really harvest everything we have done there with DVD. The DVD market is really going down because you can download movies and you don’t need the optical disc, so we reduced significantly our expenses there. We reduced the headcount there by 75% and we are basically milking out this business. We’re using the third parties to sell the products. We just have some engineering support. We are developing new chips. We reduced costs there significantly.

In TV and other areas, we moved resources. We are moving resources to Asia from the US since we have engineering capabilities in Asia.

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Another thing which is very interesting, it’s a cost reduction for us and our customers, we now have platforms that can serve many countries. So we have a chip that can serve Europe, the US, Japan, so our customers don’t need to stock inventories for different countries. They just change the software. The same thing for us. It really helped us to increase the efficiency.

So we’re phasing out of markets that don’t make sense to be in like DVD, reducing cost there. We’re enhancing the cost structure by going to lower cost areas and we’re focusing on a higher end segment of the market where we can command a differentiation, significant differentiation, using all these nice algorithms and associated technology and higher margin.

From the Floor

One follow up. On your camera control, the chips which control the cameras, do you have any share in the handset market with those, or can CSR help you with some of the customers in the handset market?

Levy Gerzberg

So currently we do not have any market position in the handsets, but we believe certainly with the CSR footprint in that market and capabilities, you can think about very interesting things that can be done in this market. There are many things that we are doing in cameras and in TV and so on that are very difficult to implement. For example, in application processors it’s uneconomic. In consumable, it doesn’t have the computation power to do this could be some interesting areas to think about.

Didier Scemama – RBS

Congratulations on your merger. A couple of questions if I may. Maybe a question for Dr Gerzberg. On the DTV platform, can you just remind us the blocks of IP that you have in the platform. I mean do you have the back end and front end? I guess you’ve got tuners now that you’ve got Microtune. First question.

Second question, can you talk about the competitive environment in this segment? You’re competing against MediaTek, mStar, Broadcom, ST as well as internal ASICs developed by LG, Samsung and the Japanese OEMs, so how do you win in this segment?

And my final question, I guess I will have some follow ups later on, but when I look at let’s say the slow evolution of the company from providing connectivities to platforms, do you need more acquisitions to complement the platform? I.e. you’re talking about WiFi and set top box and DTV. Do your WiFi chips work in those segments or do you need to actually change the WiFi chip or buy something that would make that happen? Do you need Ethernet switching? Do you need broadband access to complement those platforms and effectively become a bit like some of your US competitors, or is that obviously a bit further out a bit? Just to understand the longer term strategy of the company. Thanks.

Joep van Beurden

Levy, do you want to start with the first question.

Levy Gerzberg

Okay, I will start. The first question was about the IP building blocks in the TV, do we have everything? If you look at the block diagram of television, I believe yes we have everything except

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for the power supply and memory and it includes the tuner that interfaces with the cable, with the satellite and so on. We are not selling into this market a lot yet into tuner, but this is why we acquired Microtune and they have the technology and a real opportunity for integration.

Then there is something called demodulator which is integrated in our SOC and we have in the SOC very rich technology that handles audio, video, compression, the conditional access, security, display, enhancing the video. So we have very rich IP in the company. We have over, or close to, 900 patents in this area and the IP is really advanced.

In terms of competition, yes of course this is a consumer market. It’s a growing market. It attracts competition. I can tell you that some of our competitors dominated, for example, the US market and they don’t do it any more, including some of the names that you mentioned and we became 2X larger than the next competitor in the US. Now we’re trying to copy the model elsewhere.

You mentioned captive solutions. For example, some Japanese OEM manufacturers usually have their own chip. That was exactly what happened in the camera market. They didn’t let anyone in but then they couldn’t compete. They didn’t interface with so many players as we do. We’re working with almost every camera maker in the world. We know the market needs. So what happens is these captive companies, they move to ODMs. They keep the high end for themselves and the mid to long end they move to ODMs. We are very well entrenched in the ODM markets, so we provide them the solutions for ODMs.

Interestingly enough, after a few years they work with us through the ODMs. In the higher end, they work with us directly. Nikon is a good example. We started the ODM is Taiwan to the mid to low end and after two years Nikon said okay, for this notch higher, which is this one, we want to work with you directly. The same thing is happening in the TV. It’s happening in the consumer electronics market again and again and again. This is why we’re confident that in the TV this strategy will work. That was the second question.

Yes, there are competitors. We believe that we have a good differentiation, especially on the SOC. It’s not only system on a chip, it’s solution on a chip. We’ve got a lot of software. We have a lot of homemade software. We’re not dependent on so many third parties, although we provide them the platforms so they can have their own applications running.

Joep van Beurden

Okay, thank you Levy and Didier on your final question, so happy you acknowledged the evolution of the company from Bluetooth into more markets and more technology. I wouldn’t necessarily call it slow by the way. We started this in 2008. It’s two and a half years later.

We’ve been talking about initially the connectivity centre and then later on around all the adjacencies that we add to that and we’ve given a couple of examples – audio imaging, power management, camera, cell. So in that context, I think this acquisition is very, very strategic and easy to understand in my mind.

Could there be others in the same vein? Well you know by expanding the footprint in the same area, absolutely, but of course first we’re just announcing this merger today. It’s a transformational one. As we did with SIRF, we will take the next three months while we work on the closing to plan a detailed integration plan together with Levy and his team to make sure that we integrate this to the full extent and that we make full use of all the synergy opportunities that we see.

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David [Molowa] – UBS

Hi, it’s David [Molowa] from UBS. Just a quick one. You’ve talked about integrating some of CSR’s technologies under some of Zoran’s platforms. I’m just wondering if you have, or it’s maybe too early yet, but any timeline for how long that might take to come through?

And secondly, just on the synergies, could you give us a breakdown of where you expect that to come from?

And finally, just is there any break fee if the deal doesn’t go through?

Joep van Beurden

First of all on the timeline, as you know, design cycles and the development cycles in our industry are sizeable 12 to 18 months which is not to say that before that we can start using, optimising the products that the two companies have in the platforms we talked about. I would say the most tangible example is the one I gave earlier in cameras. We are already designing in our SiRFstar VE in many of the vendors that Levy just mentioned and showed on his slide as well. There is clearly sort of a near term opportunity to optimise that.

Further down the road however, the key attraction, the strategic rationale for this merger is to apply the connectivity and location in all the markets where Zoran is going to be present and vice versa by imaging, video in the markets were we are strong.

On the synergy side, sorry, remind me. You asked?

David [Molowa]

Breakdown.

Joep van Beurden

The breakdown. Don’t really want to sort of go into that. These synergies are, as you know, when you put two companies like this together, of course there is lots of overlap. The best example always I like to give is you don’t need these two CEOs. That is going to sort of ripple through the entire organisation and these types of synergies combined with some scale advantages on the purchasing side will give us the $50m we expect by the end of this year.

Will Gardiner

On the third question David, if you look at the press release on pages nine and 10 there is a reasonably good description of the termination fees there.

Dan Gardiner – Arete Research

A question for Levy. I understand you recently were on the cusp of signing some deals within the TV business. Could you indicate what sort of progress you’ve had there? You also indicated there might be a strategic kind of change in that business if performance didn’t improve. Does your deal today represent any kind of strategic change within TV?

And secondly, I understand there is some royalty revenues within the Zoran business. Could you indicate how significant they are and what impact that has on gross margins particularly?

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Levy Gerzberg

So regarding the progress with our strategic customers, yes, we’ve made progress in the TV I believe the question is. We are designed in already into several first tier. Our focus initially in the TV was the mid to low end, as I mentioned, using ODMs. Although some of these ODMs provide solutions to first tier, but now we have direct design wins in first tier accounts in the television. Actually, one of them is already shipping, but we’re not at liberty to disclose the name yet. They would like us to keep it confidential at this point, but you will hear about it in the future.

We have a number of them. So this one is in production and a few others are now in pre-production stage. It’s beyond design win and design in. So we are very encouraged by this and this is beyond the mid to low end televisions. This is now for the connected TVs with many features and higher quality, including 2D TV conversion into 3D and products like this. This is in terms of the momentum that we are getting now.

We indeed stated publicly that we have a plan, we have a target. Our target is to generate growing profit of course and we believe that the TV business will become profitable in the second half of this year based on the design win activity that we see and the flow that we see. Some of it of course will impact 2012 because when you have a design win now in television it takes some time before you will see it on the market, so it’s late in the year and beginning of next year. Just like we have done before on other businesses, if a business doesn’t look promising and we don’t see on the horizon growing profit, we get out of it. We’ve done it before.

We were in a number of markets before that we concluded after being in it for a while that the long-term profit is not certain and differentiation was hard to maintain, so we got out of it. So in TV, we see a nice differentiation right now compared to the competitors that were mentioned here as measured by new platforms on the market versus the competition and we make the right decision if we have to, as we’ve done before. We’re committed to this.

In terms of the royalty path, actually it’s a software part. It’s interesting, it’s very interesting the strategy. This is mostly in the printer area. In the printer area we’re selling SOC and in the enterprise we’re also licensing software to almost every large company – Xerox, Ricoh, HP, the big platform or machine makers.

What we started to do this year, we’re using the same software on our SOC and we do not know of any competitor in this market that has both and our customers are now paying for the software and they are paying for the silicon, so maybe finally someone in our industry will change the model. So the Analysts in this room will have to change their spreadsheets.

So the software portion of the business, we report on it in our quarterly results, so we call it products and software. The software is the licensing that you are talking about and this is in the range. Again, you can see it in our reports. I don’t want to give you something which is not accurate, but it’s in the range of about $30m to $40m, something like this.

This is an interesting area that we see growing because the new applications for software like mobile printing to mention one example.

Joep van Beurden

Thank you. Next.

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Nick James – Numis Securities

I just had a question on the consensus estimates for Zoran because based on what Dr Levy just said, it looks like it is different from what the company’s expectations are because pro forma revenue last year was at $440m. Consensus is $403m for this year, another $25m operating loss and for 2012 it’s $427m and pretty much breakeven. So based on what you’re saying about revenue improving in the second half, that doesn’t feel to be in line with your expectations of the business.

Will Gardiner

Sorry Levy to interject, I think given the context that we’re in I think Nick we will refrain from commenting on consensus for next year given the regulatory situation. I think what Levy said about we have a plan to drive our business to profitability is already out there in the marketplace.

Nick James

Thank you.

Francois Meunier

Yes, sorry, just a quick question on Microtune because it’s a company I don’t know very well. If you could just describe again what you are doing, how much you have paid for it I guess? Do you disclose that, I’m not sure? What’s the gross margin profile of this company and if you think it’s sustainable? Thank you.

Levy Gerzberg

So Microtune is a company that makes the tuners. This is the first building block that I mentioned in my answer to a previous question. They are the leaders in the tuner market in the cable set top box in the US and some other territories, but especially in the US and they also have a tuner for television. They also have tuners for cars, for automotive. This is mostly for the audio. But in automotives it’s video and audio, so this is very advanced mix signal chip. It has analogue and digital in it and we see opportunities there to enhance the processing capabilities with our digital capabilities in the SOC.

How much we paid for Microtune? This was a cash transaction and it is disclosed in our report. Of course we disclosed it. I don’t want to give you inaccurate number, but you can see they also had a lot of cash themselves. Net/net of what we paid and what cash they had when we brought them, it was below $100m. Actually it was in the mid $80m or so on. Again, don’t hold me to it. Please check it in the reports.

Did I answer all the questions?

[Jerry Arden] – Liberum Capital

Just wondering to Dr Levy, have you actually tried selling your solution to cellphone manufacturers as yet and if so, what was the response you got from them?

And while you did say that there are certain things which are still outside the apps processor, the general trend in smartphones has been that all image processing has been moving into the apps processor or the media processor, co-processor, so to what extent, while there could be a certain piece of silicon which will temporarily be outside, in the longer run, what are the chances that you will be able to keep image processing chip outside the apps processor and the cellphone market?

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The second question is you’ve been in the TV market for a long time and while you’re saying things are improving today and they very well may be, this has gone back and forth quite a lot over the years and market share has been swinging quite a lot and it’s a very competitive market where almost everyone has been struggling to make money. So while you said that you are open to getting out of it, is there any cost associated with R&D investments in the TV business which if you exit from that would have an impact on your camera business and things like that or will it be a fairly straightforward easy decision for you to quit the TV market if that question did come up?

Levy Gerzberg

Okay, I hope will remember all your questions. The first one I believe was regarding the TV market. We’ve been in this market for a long time and so on. Actually, this market has changing dynamics and it was difficult for many companies to understand what is the right strategy for this market. We believe that right now we have the right strategy. We checked it on the US market for about two or three years and we became number one. It was that this market started to get saturated in our segment and now we start to see the change. We’re leveraging the dynamics. We’re moving to the connected TV to the requirement for very high performance, including download of video that I mentioned that you have to enhance.

You also asked me a question about the cellphone. I’ll come back to it later on. So that in the TV we see a change. There are not many competitors in the TV. Just like in the camera, in the early days there were like 10, 15 competitors and many of them disappeared. They didn’t have the technology. They didn’t have the integration capabilities, algorithms and so on. We don’t have many competitors in the current market for many years. Of course there are some. We don’t underestimate them. So in the TV we believe the same thing will happen. There will be some survivors there with the right technology, ability to move fast, ability to serve all markets which is now we have the technology for that as I mentioned earlier and you can see it in the public information. We believe we will reach profitability in this market in the second half of this year. We are on track and of course we have competition, but we see very good traction, especially on the connected TV and the high quality TV and the 3D and so on.

Regarding the cost allocation, of course one advantage that we have is the synergy between the different product lines. So we’re using similar platform in the TV and in set top boxes. Some of the technologies is shared between cameras and TVs. So once you reach the critical mass you can really start leveraging it.

Now if you leave one of the markets, some of the shared costs these are going to be loaded on what is remaining. So there is always of course impact there. So there is some impact you get from one market. When you get out, it impacts the other market. Even G&A is split between less product lines.

Regarding the cellphone solution, yes, several years ago we were in the cellphone platform with co-processor. Not application processor. The focus was indeed camera and we were in some very nice cellphones mostly from LG, but we realised at the time that for the camera part itself, the application processor can do a lot of things. Although I will tell you today there are many things in these cameras and even in this Flip that the cellphones don’t have the computation power to do this. I believe, personally, that there is an opportunity for new architecture in the cellphone that will include all kinds of multimedia and connectivity capabilities that will not make sense to include everything in application processors for many reasons – architecture, compatibility between different platforms and even power consumption. So yes, there is an opportunity there and we are watching it carefully.

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Another possibility that we’ve been entertaining during the years, we have so much technology in these platforms and there is interest from the cellphone industry to use some of this, so we’re not ruling it out.

Joep van Beurden

Maybe to add to Levy’s remarks a little bit, so if you step back and you look at Zoran their key strength is in imaging and video. That’s applicable, as we sort of pointed out in the earlier remarks, throughout many, many areas and products.

So clearly, as there is a lot of emphasis on DTV where Zoran is currently in and where they are losing some money, that is not the reason if you like for the merger and Levy and his team are addressing that quite aggressively. There is a lot of opportunity. We gave three specific examples in cameras today. You know, combining connectivity and imaging. In DTV, the connected television, we talked a lot about that and then a little bit further down the road, we specifically mentioned that, there is also this opportunity in phones.

Certainly there are some implications. It affects the architecture. But we do believe that longer term, there is a serious opportunity for us to take the differentiators and the technologies that Levy described and we showed you that video for instance, to bring that to bear in that market.

Johannes Schulman – Deutsche Bank

Thank you. CSR outlined quite a detailed roadmap I think mid of last year for new products coming until 2012. I just wondered kind of how do you think Zoran can add to this already outlined roadmap? Do you think there is any contribution, any enhancements from Zoran technology and will there be any changes in timing?

I think you already also talked about the SiRF platform where you see some potential, so maybe just give us a bit more colour on the current CSR portfolio and how Zoran will add to that? Thank you.

Joep van Beurden

The first thing to say is that when you look at our current roadmap, and we talked about it quite specifically at our Analyst Day last year and also a week and a half ago, we have 16 programmes in active development and we are very, very committed to delivering those. I specifically singled out the Bluetooth WiFi Combo. That is uninterrupted. Development will continue.

At the same time, if you look at the products where they go into, they are designed for many products that actually have a screen and every product where you have connectivity and a screen clearly, imaging and video is important.

Now the nature of the industry is such that it takes a while before that ripples through your roadmap, so before you will see the joint products actually out in the market will be a while. But obviously that’s where the opportunity lies.

Didier Scemama

I would just like to talk about the bull case.

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Joep van Beurden

About what?

Didier Scemama

The bull case. The positive spin on the story.

Joep van Beurden

Thank you.

Didier Scemama

I’m surprised you’re not talking about automotive infotainment since to me at least it feels like there is a nice synergy between the two companies.

Second, when you talk about your TAM, your combined TAM, effectively doubling over the next four years roughly, can you give us a sense of the size of the market for connectivity ICs into the home entertainment market since I think it is the most obvious synergy?

The last point, if I combine all the block of IPs that you guys have got, Cortex and INSMP, GPU, imaging, audio and connectivity, is there a plan long-term to have a super chip for whichever market that requires those blocks of IP? Thank you.

Joep van Beurden

So first of all, clearly, automotive, last week we introduced the four screens is absolutely a key opportunity for us. You know we’re very strongly positioned there. We have more than 50% in Bluetooth and GPS. This is all around infotainment. It goes without saying that infotainment, the whole imaging video part streaming video to the backseat for your kids is a great opportunity for us, so clearly, that’s something we’re going to be leveraging to the full extent.

We have the numbers on home entertainment but I don’t have them with here so we will have to come back to you on that and let you know.

Didier Scemama

[Inaudible] that CSR can add to the Zoran [inaudible].

Joep van Beurden

If you talk about you have multiple Bluetooth chips such as Bluetooth low energy and so the classic Bluetooth on the TV you have your connectivity that you can add to it, so $3, $4, $5, something like that.

Didier Scemama

The synergy?

Joep van Beurden

Well so again I don’t want to sort of pre-empt discussions on the roadmap, but structurally, if you look at all these blocks that you mentioned connectivity, location, audio, video, in many of the products we talked about, including the TV and the camera, they go together. So integration is

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gradually over time. Initially you’re going to put these systems together. You’re going to optimise the software. You’re going to make sure it is seamless from a design in perspective for the OEMs and then over time, as it makes sense and the attach rates of these technologies go on, you’re going to integrate them.

Sandeep Deshpande – JP Morgan Cazenove

In terms of creating new system on chips or system in the packages, what timeframe do you see for instance in the camera market that you can create say initially at least a system in a package with a GPS and Zoran’s camera controller so that it gets rebundled to the same customer so as to increase your revenues quite quickly into those customers?

Then would be 18 months or 24 months to be able to create a single chip solution using the two different technologies?

Joep van Beurden

Okay. So here is what we said about that when we had a similar meeting around SIRF two years ago. We said initial what you get immediately is you get some cross-selling opportunities. You’re leverage each other customer relationships, you have your product roadmaps, that is within design cycles are six to nine months. You start it on your flow, so within six to nine months you should see some of that.

When you start to talk about it’s exactly the same thing SIP. So now you’re optimising products together, you should think about maybe a year to 18 months in order to get fully integrated silicon and real joint products usually about 24 months. That is basically also how it panned out with SiRF and that’s what I expect for this one as well.

Francois.

Francois Meunier

A very quick one again just on manufacturing at TSMC. Which nodes are you using most at the moment? Is it 90 nanometre, 130 in terms of manufacturing?

Levy Gerzberg

So in TSMC the highest volume used to be the 0.15 and then we skipped to 80 nano. So right now it’s mostly 80 nano and the new one starting production now we skipped the 65 to 40 nano low power. So this is now all the new designs are 40 nano low power.

Francois Meunier

So there are synergies with what CSR is doing basically on say 45?

Levy Gerzberg

Yes.

Joep van Beurden

We’ve skipped 65 for 40 nanometre low power.

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Francois Meunier

Okay, so that’s quite expensive to do that, so that’s quite a good.

From the Floor

Just in terms of the, maybe it’s what Sandeep asked, but just to be clear, when do you think that the two companies would be fully aligned in terms of roadmaps and when do we start to see products that are…? I’m just thinking for instance in DTV platform with your WiFi, with your Bluetooth and connected also at the software level so that you’ve got a clear lock in, customers can’t get out, when do you expect to have those products in the market?

Joep van Beurden

So we are basically the same train. The first thing is you introduce cross-selling. That could see a six to nine months before you will see the results of that. Then you get indeed system optimisation, including some software 12 months to 18 months and real integrated silicon, if that makes sense, probably more like 24.

Now the roadmap alignment as such clearly is going to be done way before that because you know, as I mentioned, between now and closing we will start a comprehensive integration planning just as we did with SiRF so that when we closed the deal, we will be able to do things very, very quickly and roadmap alignment is going to be key to that as well.

From the Floor

And a quick one to Will if you can answer that. What do you think is the long-term model for the company once you’ve done the synergies I guess both on the cost side but also on the top line? Is it still a 15% plus EBIT margin business that we’re looking at?

Will Gardiner

I absolutely think so. Yes, definitely. I think that there is a, as I mentioned in my remarks, I think the opportunity for us to move the gross margin target up and that’s by adding this business is absolutely there. I’m not seeing that now, but I think the opportunity is there. We will look at the R&D intensity as it could change a little bit. I don’t want to preview that either. I think that obviously there is more software content. We will look at that as well. But overall, is the transaction I believe additive to our model? I think it definitely is.

From the Floor

Right and then finally just on the R&D level or R&D intensity, as you go into markets that have either the same length or even shorter product cycle length than the markets currently address, also you could argue that require further investments in order to regain leadership that I don’t think Zoran has got presently, does that require a bit of a bump in R&D say in the next couple of years just to catch up at all?

Joep van Beurden

I don’t expect it to be the case. I mean Levy has made it quite clear. So what Levy and his team are currently doing are basically focusing their efforts on markets where they think they can win on the back of the differentiator as we just talked about. I think that is the name of the game here in order to keep that in hand.

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From the Floor

The headline cash number for Zoran came down by about $150m or so from Q4 last year to Q4 this year. I was just wondering was that entirely profitability driven or was there something else to it?

Levy Gerzberg

It was the acquisition of Microtune partly.

From the Floor

Okay, that was the biggest driver, so you should be cash generative this year in your opinion?

Levy Gerzberg

It was Microtune acquisition the main one and we also bought back some stock.

From the Floor

Hi, you said you paid less than one times sales for it. Is that a usual multiple in this segment?

Joep van Beurden

Will, do you want to?

Will Gardiner

It’s first, try and stay away from telling you too much about it for a valuation multiple. But I think if you look at, at least what our Brokers are telling us, if you look at companies in this space with sort of high gross margins and sort of the nature where Zoran is, the multiples that those companies trade at are well north of the price that we’re paying, i.e. they trade at significantly higher multiples than one time.

From the Floor

So why did you get it so cheaply?

Will Gardiner

The obvious answer to that is it’s not making money right. So obviously on the one basis you have the revenue and on the other side you’ve got a cost base that needs to be managed and we need to get that to the point where it is profitable. So again, as Levy sort of described, they have a plan for doing that and we intend to follow that through, so over time, we need to make this significantly profitable and that’s why we expect to do that which is how we get to our plan for double-digit accretion next year.

From the Floor

And all of the cost synergies come out of Zoran?

Will Gardiner

Basically, the way we have managed synergies in the SiRF transaction and the way we will do it here is that we will look to, for the first order is how can we reduce costs that are external to the company. So obviously we are going to look for synergies on cost of goods sold. We will look for synergies across our supplier base generally. We think there is a very good opportunity there and that’s across both companies.

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The second order is as we look to where there is overlapping sort of roles and responsibilities, we will look for the best person for the job. So it’s absolutely not fair to say that this is sort of coming from one company. They will come from the combined company in the way that we think makes the most sense for the business going forward.

Joep van Beurden

If you look back, for instance, at the experience we have on the SiRF transaction, that was very much the case looking back at this fairly evenly spread between the two companies. It’s also not specific to any one site. This is going to be across the board and it’s really based on sort functions initially.

From the Floor

Thank you.

Joep van Beurden

Yes, we have a question on the phone I believe.

Lee Simpson – Jefferies International

Hi. Good morning gentlemen. I’ve just got a couple of questions for Zoran there if I could. Can you maybe give us an idea of what the lessons have been from the Let it Wave acquisition that you did? I believe you work in connectivity already via that business and why do you think now that it will be different with an integration roadmap with CSR now?

Secondly, how does this transaction affect the ongoing consent solicitation process initiated by Ramius for the sale or discontinuation of unprofitable segments of the business? I believe this goes away now, or have you merely substituted CSR for Ramius?

Joep van Beurden

I’ll take the second one. You talk about the Let it Wave.

Levy Gerzberg

First of all, Let it Wave. Let it Wave was a company we acquired two years ago, maybe almost three years ago, in France. This was an excellent acquisition. We added a lot of knowledge, video knowledge, real differentiation and we are implementing it in our TV chips. It’s called Frame Rate Conversion. We use it for 3D, 2D to 3D conversion. It’s a very good acquisition. Paid itself back very nicely. I believe that was the first question.

The second question was on the roadmap?

Will Gardiner

On the Ramius consent solicitation.

Levy Gerzberg

No, that was the third one.

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Will Gardiner

Sorry. I think maybe Lee that you are suggesting that the Let it Wave acquisition had to do with connectivity?

Lee Simpson

Yes. From what I understood there was some connectivity already in the business. What message lagged the past and why you think the integration roadmap with CSR will be any different?

Levy Gerzberg

Okay. So actually Let it Wave did not have much in the connectivity area, at least when we bought them. In the early days they did something in that area, but they really didn’t pursue it. They were focusing on video, video enhancement and video processing. So there was no connectivity there, so it doesn’t impact in any way the connectivity roadmap.

We have developed connectivity and so on. We have some connectivity in our SOCs. We have a number of connectivity standards implemented like DLNA which enables you to connect your TV to your network at home and look at what you have on the PC, watch it on your TV and things like that.

Joep van Beurden

Maybe just to amplify that point on the Let it Wave acquisition in its nature completely different from what we’re talking about here. That was a much smaller company with key technology and differentiators that Zoran is now leveraging across their product portfolio. Very comparable with the APTX acquisition that we did in August enhancing our audio footprint. So this is clearly of a different order.

As I mentioned before, connectivity and location, broadly applicable in all segments where Zoran is active. Imaging of video, very largely applicable in all the segments we’re in. It’s a key opportunity for us.

Lee Simpson

Okay and the Ramius process?

Levy Gerzberg

The question on Ramius, so first of all, I like to mention that Ramius had nothing to do with this transaction. We started, the two companies started to talk way long before Ramius got involved. A long time ago we started to recognise the potential value and synergy and collaboration, so that had nothing to do with Ramius.

Now whether Ramius will stop being interested in this, I think it’s their decision. I think based on public information they have recognised nice gain already on paper so far, so I don’t see any reason why Ramius should continue to be interested.

Lee Simpson

Maybe a quick follow on if I may? I remember about three years ago Zoran talking about the COACH 10 processor and handset, a camera processor that was good enough for the SLR market for cameras and I think you have tier ones like Nokia interested. You even mentioned at the time it

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would take a few years to develop this into a quality product sufficient for handset. Do we still continue with this roadmap now it’s part of CSR, or does this get chewed up in part of the integration process?

Joep van Beurden

What we said about this is there is multiple opportunities. There were three slides I believe in the remarks I made earlier, I mentioned two near term ones and one longer term. That you should really see that opportunity in phones as the longer term one. I believe it is very interesting. So we’re going to investigate that opportunity. We, at CSR, we have excellent relationships with all major phone manufacturers and we will investigate the opportunity there.

Lee Simpson

Maybe one quick final question? Does buying Zoran give you a decent IR function now?

Joep van Beurden

I’m not going to answer that question.

Lee Simpson

You’re missing them.

Joep van Beurden

Sorry.

Lee Simpson

Sorry, nothing.

Joep van Beurden

That’s it. We have time for one more question and then we will call it a day. So the final question.

[From the Floor] – Barclays Capital

So just a quick question for Levy. Are you using standard IP from MIPs or ARN?

Levy Gerzberg

Yes, the answer is yes wherever we can use dual IPs that we don’t need to develop internally. Yes, we’re using both.

From the Floor

Thank you.

Joep van Beurden

Okay, well thank you very much. If you have any follow on questions, then you know where to find us. Thank you.

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Forward-looking statements

This communication contains, or may contain, ‘forward-looking statements’ concerning CSR and Zoran (together such companies and their subsidiaries being the “Merged Company”) that are subject to risks and uncertainties. Generally, the words ‘will’, ‘may’, ‘should’, ‘continue’, ‘believes’, ‘targets’, ‘plans’, ‘expects’, ‘estimates’, ‘aims’, ‘intends’, ‘anticipates’ or similar expressions or negatives thereof identify forward-looking statements. Forward-looking statements include statements relating to the following: (i) the expected benefits of the Merger, the expected accretive effect of the Merger on the Merged Company’s financial results, expected cost, revenue, technology and other synergies, the expected impact for customers and end-users, future capital expenditures, expenses, revenues, earnings, synergies, economic performance, financial condition, losses and future prospects; (ii) business and management strategies and the expansion and growth of CSR’s or Zoran’s operations and potential synergies resulting from the Merger; (iii) the effects of government regulation on CSR’s, Zoran’s or the Merged Company’s business; and (iv) the proposed share buyback and (v) the anticipated timing of shareholder meetings and completion.

These forward-looking statements are based upon the current beliefs and expectations of the management of CSR and involve risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond CSR’s and Zoran’s ability to control or estimate precisely and include, without limitation: the ability to obtain governmental approvals of the Merger or to satisfy other conditions to the Merger on the proposed terms and timeframe; the possibility that the Merger does not close when expected or at all, or that the companies may be required to modify aspects of the Merger to achieve regulatory approval; the ability to realize the expected synergies from the Merger in the amounts or in the timeframe anticipated; the potential harm to customer, supplier, employee and other relationships caused by the announcement or closing of the Merger; the ability to integrate Zoran’s businesses into those of CSR’s in a timely and cost-efficient manner; the development of the markets for Zoran’s and CSR’s products; the Merged Company’s ability to develop and market products containing the respective technologies of Zoran and CSR in a timely and cost-effective manner; economic conditions and the difficulty in predicting sales, even in the short-term; factors affecting the quarterly results of CSR, Zoran and the Merged Company; sales cycles; price reductions; dependence on and qualification of foundries to manufacture the products of CSR, Zoran and the Merged Company; production capacity; the ability to adequately forecast demand; customer relationships; the ability of CSR, Zoran and the Merged Company to compete successfully; product warranties; the impact of legal proceedings; the impact of intellectual property indemnification practices; and other risks and uncertainties, including those detailed from time to time in CSR’s and Zoran’s periodic reports (whether under the caption Risk Factors or Forward Looking Statements or elsewhere), which are available at the SEC’s web site http://www.sec.gov. Neither CSR nor Zoran can give any assurance that such forward-looking statements will prove to have been correct. The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this presentation. Neither CSR nor Zoran nor any other person undertakes any obligation to update or revise publicly any of the forward-looking statements set out herein, whether as a result of new information, future events or otherwise, except to the extent legally required.

Nothing contained herein shall be deemed to be a forecast, projection or estimate of the future financial performance of CSR, Zoran, or the Merged Company, following the implementation of the Merger or otherwise. No statement in this presentation should be interpreted to mean that the earnings per share, profits, margins or cash flows of CSR for the current or future financial years would necessarily match or exceed the historical published figures.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed Merger involving CSR and Zoran. In connection with the proposed Merger, CSR intends to file with the US Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 containing a proxy statement/prospectus (the “Proxy Statement/Prospectus”) for the stockholders of Zoran. In connection with the consent solicitation by Ramius, Zoran has filed with the SEC a preliminary consent revocation statement and plans to file a final consent revocation statement (the “Consent Revocation Statement”). Each of CSR and Zoran plan to file other documents with the SEC regarding the proposed merger. WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS, THE REGISTRATION STATEMENT ON FORM F-4 AND THE CONSENT REVOCATION STATEMENT (INCLUDING ANY SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT CSR OR ZORAN FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain, free of charge, copies of the Proxy Statement/Prospectus, the Registration Statement on Form F-4, the Consent Revocation Statement and any other documents filed by CSR or Zoran with the SEC in connection with the proposed merger at the SEC’s website at http://www.sec.gov, at Zoran’s website at http://www.Zoran.com, and at CSR’s website at http://www.CSR.com.

Important Additional Information regarding solicitation of Zoran proxies

Zoran and its directors and certain executive officers and CSR, its directors and officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the approval of the proposed transaction and/or in connection with the consent solicitation by Ramius. CSR plans to file the Proxy Statement/Prospectus and Registration Statement with the SEC in connection with the solicitation of proxies to approve the proposed transaction. In addition, in connection with the consent solicitation by Ramius, Zoran has filed with the SEC a preliminary consent revocation statement and plans to file the final Consent Revocation Statement. Information regarding the names of Zoran’s directors and executive officers and their respective interests in Zoran by security holdings or otherwise is set forth in Zoran’s proxy statement relating to the 2010 annual meeting of stockholders, which may be obtained free of charge at the SEC’s website at http://www.sec.gov and Zoran’s website at http://www.Zoran.com. Information about CSR’s directors and executive officers is set forth in CSR’s annual report for the financial period ended 2 January 2009, which may be obtained free of charge at the SEC’s website at http://www.sec.gov and at CSR’s website at http://www.CSR.com. Additional information regarding the interests of such potential participants will be included in the Proxy Statement/Prospectus and Registration Statement, the consent revocation statement filed by Zoran with the SEC and other relevant documents to be filed with the SEC in connection with the solicitation of proxies to approve the proposed transaction and to elect directors.